EXHIBIT NO. 99.(k)(3)

Transfer Agency and Service Agreement

Between

Each of the MFS Closed-end Investment Companies Listed on Exhibit A

Attached Hereto

and

Computershare Trust Company, N.A.

and

Computershare Shareholder Services, Inc.

AGREEMENT made as of the 13th day of December, 2006 by and between each of the MFS closed-end investment companies listed on Exhibit A attached hereto, separately and not jointly, each being a Massachusetts business trust (each a “Fund”), having its principal office and place of business at 500 Boylston Street, Boston, Massachusetts 02116 (each individually and collectively, the “Customer”), and Computershare Shareholder Services, Inc., a Delaware corporation, and its fully owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company doing business at 250 Royall Street, Canton, Massachusetts 02021 (collectively, the “Transfer Agent” or individually “CSS” and the “Trust Company”, respectively).

WHEREAS, the Customer desires to appoint the Trust Company as sole transfer agent, registrar and administrator of its dividend reinvestment and cash purchase plan, and CSS as dividend disbursing agent and processor of all payments received or made by Customer under the dividend reinvestment and cash purchase plan.

WHEREAS, the Trust Company and CSS desire to accept such respective appointments and perform the services related to such appointments;

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	Certain Definitions.

a.	“Account” or “Accounts” shall mean the account of each Shareholder (i) which account shall hold any full or fractional shares of stock held by such Shareholder and/or funds outstanding related to dividend checks or funds received from a Shareholder for the purchase of additional Shares pursuant to the Plan or (ii) for which tax reporting obligations remain outstanding.

b.	“Agent” shall mean the agent for the Plan as defined in the Plan.

c.	“Agreement” shall mean this agreement and any and all exhibits or schedules attached hereto and any and all amendments or modifications, which may from time to time be executed in accordance with the terms of the Agreement.

d.	“Closed Account” shall mean an account with a zero share balance, no outstanding funds and no reportable tax information.

e.	“Plan” shall mean the dividend reinvestment and cash purchase plan of each Fund, as such plan may be amended from time to time in accordance with its terms.

f.	“Share” shall mean all or any part of a share of beneficial interest of a Fund or of a share of beneficial interest of a particular class of a Fund which from time to time are authorized and/or issued by a Fund in accordance with the Fund’s Declaration of Trust.

g.	“Shareholder” shall mean the holder of record of Shares.

h.	“Shareholder Data” shall mean all Shareholder, Customer and proxy information maintained on the records database of the Transfer Agent.

i.	“Shareholder Internet Services” shall have the meaning set forth in Section 5.

j.	“Effective Date” shall mean May 1, 2007.

2.	Appointment of Agent.

2.1 Appointments. Subject to the terms and conditions of this Agreement, the Customer hereby appoints the Trust Company to act as sole transfer agent and registrar for all Shares and as the Agent of Plan and appoints CSS as dividend disbursing agent and processor of all payments received or made by or on behalf of the Customer under the Plan, and the Trust Company and CSS accept the appointments. Customer has provided or shall provide Transfer Agent with certified copies of resolutions dated the date hereof appointing the Trust Company as Transfer Agent. Notwithstanding anything to the contrary set forth in this Section 2.1, the appointment by the Customer of the Trust Company as the Agent for the Plan shall not be effective until the Effective Date.

2.2 Documents. In connection with the appointing of Transfer Agent as the transfer agent and registrar for the Customer, the Customer has provided or will provide the following appointment documents and Customer corporate authority documents to the Transfer Agent.

a.	Copies of the Registration Statement and the most recent post effective date amendment for each Fund which has been filed with the Securities and Exchange Commission with respect to the registration of each Fund’s shares;

b.	Specimens of the signatures of the officers of the Customer authorized to sign stock certificates and declare dividends as well as individuals authorized to sign written instructions and requests (“Authorized Persons”);

c.	A copy of the Declaration of Trust and By-Laws of each Fund.

d.	Copies of all material amendments to the Declaration of Trust or By-Laws of each Fund made after the date of this Agreement, promptly after such amendments are made; and

e.	A certificate from the Treasurer of each Fund as to the Shares authorized, issued and outstanding, as well as a description of all reserves of unissued Shares relating to the issuance of additional shares in connection with the Dividend Reinvestment Plan.

2.3 Records. Transfer Agent may adopt as part of its records all lists of holders, records of the Customer’s Shares, books, documents and records which have been employed by the Customer or any former agent of the Customer for the maintenance of the ledgers for such shares, provided such ledger is certified by an officer of the Customer or the prior transfer agent to be true, authentic and complete. The Transfer Agent shall keep records relating to the services provided hereunder, in the form and manner it deems advisable.

2.4 Shares. Each Fund shall, if applicable, inform Transfer Agent as to (i) the existence or termination of any restrictions on the transfer of Shares and the application to or removal from any certificate of stock of any legend restricting the transfer of such Shares or the substitution for such certificate of a certificate without such legend, (ii) any authorized but unissued Shares reserved for specific purposes, (iii) any outstanding Shares which are exchangeable for Shares and the basis for exchange, (iv) reserved Shares subject to option and the details of such reservation, and (v) special instructions regarding dividends and information regarding foreign Shareholders.

2.5 Customer’s Agent. Transfer Agent represents that it is engaged in an independent business and will perform its obligations under this Agreement as an agent of Customer.

2.6 Certificates. Each Fund authorizes the Transfer Agent use its QuickCert certificates in connection with any issuance, re-issuance or other transaction which requires the delivery of physical certificates representing the Shares.

3.	Standard Services

3.1	The Transfer Agent will perform the following services:

a.	issue and record the appropriate number of Shares as authorized and hold such Shares in the appropriate Shareholder Account;

b.	effect transfers of Shares by the registered owners thereof upon receipt of appropriate documentation;

c.	act as Agent for Shareholders pursuant to the Plan, as amended from time to time in accordance with the terms of the Plan to which the Transfer Agent is or will be a party; and

d.	issue replacement certificates for those certificates alleged to have been lost stolen or destroyed upon receipt by the Transfer Agent of an open penalty surety bond satisfactory to it and holding it and the Customer harmless; provided, however, that the Transfer Agent shall not be obligated to issue such replacement certificates if it has received notice that such original certificates have been acquired by a bona fide purchaser. Customer shall immediately notify the Transfer Agent in the event that Customer receives notice of such acquisition by a bona fide purchaser. The Transfer Agent, at its option, may issue replacement certificates in place of mutilated stock certificates upon presentation thereof without such indemnity.

3.2	In addition to and neither in lieu nor in contravention of the services set forth in Section 3.1, the Transfer Agent shall: (i) perform all of the customary services of a registrar, transfer agent, dividend disbursing agent and Agent of the Plan consistent with requirements of the Plan, as amended from time to time. The detailed definition, frequency, limitations and associated costs (if any) set out in the Fee and Service Schedule attached hereto, include but are not limited to: maintaining all Shareholder Accounts, preparing Shareholder meeting lists, mailing proxies, mailing Shareholder reports to current Shareholders, withholding taxes on U.S resident and non-resident alien Accounts where applicable, and preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required by federal authorities with respect to dividends and distributions for all registered Shareholders.

3.3	The Transfer Agent and CSS are obligated to and agree to comply with all applicable federal, state and local laws and regulations, codes, order and government rules in the performance of their duties under this Agreement.

3.4	The Transfer Agent agrees to maintain all of the records required by Section 17 of the Securities Exchange Act of 1934 and the Rules promulgated thereunder, including Rule 17Ad-(6), for the periods of time required by Rule 17Ad-7(a), (b) (c) and (d) and in the manner required by Rule 17Ad-7(f). The Transfer Agent also agrees to (a) file a writing as required by Rule 17Ad-7(f)(6), (b) deliver a writing, on request of Customer, satisfying the requirements of Rule 17Ad-7(g), and (c) do all other things required of it as a transfer agent under said Rules.

3.5

The Transfer Agent will keep and maintain on behalf of the Customer all books and records which the Customer or the Transfer Agent is required to keep and maintain pursuant to any applicable statute, rule or regulation relating to the maintenance of records in connection with the services to be provided hereunder, including records that the Customer is required to maintain pursuant to the Investment Company Act of 1940; provided, however, that the Customer shall ensure that the Transfer Agent is informed as to such requirements. The Transfer Agent agrees that such books and records are the property of the Customer, and that they shall be prepared and maintained as required by any applicable statute, rule or regulation, and shall be available upon request during normal business hours for inspection and use by the Customer and its agents. Upon the Customer's request, copies of any such books and records will be surrendered promptly to the Customer in the format reasonably specified by the Customer.

3.6	CSS shall prepare and transmit payments for dividends and distributions declared by each Fund, and will deliver to all Shareholders in connection with any dividend or confirmation related to the dividend reinvestment plan a “source card” containing information provided by the applicable Fund to the Transfer Agent identifying the source of the dividend or distribution as required pursuant to Section 19 of the 1940 Act, as directed by the Customer.

3.7	The Trust Company represents and warrants that it is in compliance with, and throughout the term of this Agreement will remain in compliance with, all U.S. economic or trade sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “OFAC Sanctions”), including the list of Specially Designated Nationals and Blocked Persons and U.S. embargoes against certain sanctioned countries (e.g., Cuba). The Trust Company further represents and warrants that it has implemented appropriate procedures and controls reasonably designed to cause the Trust Company and the Funds to comply with the OFAC Sanctions, and that such procedures and controls include initial and ongoing screening of Accounts for compliance with the OFAC Sanctions. The Trust Company agrees to provide the Funds with written notice of any reported matches (and the identity of such matches) resulting from searches made in compliance with OFAC Sanctions, on a monthly basis. In addition, the Trust Company agrees to perform reviews of the Shareholder account records for matches against lists provided by FinCEN and the U.S. Department of the Treasury under Section 314(a) of the USA PATRIOT Act. The Trust Company agrees that upon the Funds’ request, it will confirm to the Funds that it has received such Section 314(a) requests and it has reported matches, if any, to FinCEN under established Trust Company procedures.

4.	Dividend Disbursing and Dividend Reinvestment and Cash Purchase Plan Services.

4.1 Declaration of Dividends. Upon receipt of a written notice from the President, Secretary or Treasurer of each Fund declaring the payment of a dividend, CSS shall disburse such dividend payments provided that in advance of such payment, such Fund furnishes CSS with sufficient funds. The payment of such funds to CSS for the purpose of being available for the payment of dividend checks from time to time is not intended by any Fund to confer any rights in such funds on any Fund’s Shareholders whether in trust or in contract or otherwise.

4.2 Stop Payments. Each Fund hereby authorizes CSS to stop payment of checks issued in payment of dividends, but not presented for payment, when the payees thereof allege either that they have not received the checks or that such checks have been mislaid, lost, stolen, destroyed or, through no fault of theirs, are otherwise beyond their control and cannot be produced by them for presentation and collection, and CSS shall issue and deliver duplicate checks in replacement thereof, and each Fund shall indemnify Transfer Agent against any loss or damage resulting from reissuance of such checks to such Funds’ Shareholders.

4.3 Tax Withholding. CSS is hereby authorized to deduct from all dividends declared by a Fund and disbursed by CSS, as dividend disbursing agent, the tax required to be withheld pursuant to Sections 1441, 1442 and 3406 of the Internal Revenue Code of 1986, as amended, or by any Federal or State statutes subsequently enacted, and to make the necessary return and payment of such tax in connection therewith.

4.4 Dividend Reinvestment. With respect to Shareholders who have elected to participate in the Plan, the Transfer Agent shall, in accordance with the terms of the Plan, either (a) issue additional Shares and credit such Shares to the Accounts of such participating Shareholders or (b) acquire additional Shares in open-market transactions for credit to the Accounts of such participating Shareholders, as applicable.

4.5 Cash Purchase Plan. In accordance with the terms of the Plan, (a) CSS shall receive all payments made by Shareholders for the purchase of additional Shares of the applicable Fund and (b) the Trust Company shall purchase such additional Shares on behalf of such Shareholders.

5.	Shareholder Internet Services.

The Transfer Agent shall provide internet access to Customer’s Shareholders through Transfer Agent’s web site, Computershare.com (“Shareholder Internet Services”), pursuant to its established procedures (“Security Procedures”) and fees, to allow Shareholders to view their account information and perform certain on-line transaction request capabilities. Transfer Agent shall at all times use reasonable care in performing Shareholder Internet Services under this Agreement and shall be entitled to rely on electronic instructions from Shareholders submitted through the Shareholder Internet Services or other electronic means pursuant to its Security Procedures. With respect to any claims for losses, damages, costs or expenses which may arise directly or indirectly from security procedures which the Transfer Agent has implemented or omitted, Transfer Agent shall be presumed to have used reasonable care if it has followed, in all material respects, its security procedures then in effect. Transfer Agent’s security procedures for Shareholder Internet Services shall be maintained in conformance to the standards of the financial services industry, and Transfer Agent shall modify such security procedures from time to time to reflect changes in such industry standards. Transfer Agent also may, but shall not be required to, modify such security procedures to the extent it believes, in good faith, that such modifications will enhance the security of Shareholder Internet Services. The Shareholder Internet Services are provided “as is,” on an “as available” basis, and Transfer Agent hereby specifically disclaims any and all representations or warranties, express or implied, regarding such services provided by Transfer Agent hereunder, including any implied warranty of merchantability or fitness for a particular purpose and implied warranties arising from course of dealing or course of performance, provided, however, that the provision of Shareholder Internet Services shall be subject to the applicable performance targets set forth on Schedule A attached hereto.

6.	Fees and Expenses.

6.1 Fee and Service Schedules. Each Fund agrees to pay Transfer Agent the fees for Services performed for such Fund pursuant to this Agreement as set forth in the Fee and Service Schedule attached hereto, for the initial term of the Agreement (the “Initial Term”). Not less than thirty (30) days before the expiration of the Initial Term or a Renewal Term, the parties to this Agreement will agree upon a Fee Schedule for the upcoming Renewal Term. If no new fee schedule is agreed upon, the fees will increase as set forth in the Term Section of the Fee and Service Schedule.

6.2 Out-of-Pocket Expenses. In addition to the fees paid under Section 6.1 above, each Fund agrees to reimburse the Transfer Agent for out-of-pocket expenses incurred in connection with the services provided to such Fund under this Agreement, including but not limited to postage, forms, telephone, microfilm, microfiche, taxes, records storage, exchange and broker fees incurred in connection with the purchase of Shares under the Plan, or advances incurred by the Transfer Agent for the items set out in the Fee and Service Schedule attached hereto. In addition, any other expenses incurred by the Transfer Agent at the request or with the consent of a Fund, will be reimbursed by such Fund.

6.3 Conversion Funds. Each Fund shall advance all conversion funding related to its Shares required by any out of proof condition caused by a prior agent’s services to Transfer Agent prior to the commencement of services.

6.4 Invoices. Each Fund agrees to pay all of its fees and reimbursable expenses within thirty (30) days of the date of the respective billing notice, except for any fees or expenses that are subject to good faith dispute. In the event of such a dispute, a Fund may only withhold that portion of the fee or expense subject to the good faith dispute. Each Fund shall settle such disputed amounts within five (5) business days of the day on which the parties agree on the amount to be paid by payment of the agreed amount. If no agreement is reached, then such disputed amounts shall be settled as may be required by law or legal process.

6.5 Late Payments.

a.

If any undisputed amount in an invoice of the Transfer Agent (for fees or reimbursable expenses) is not paid by a Fund within forty-five (45) days after receipt of such invoice, such Fund shall pay the Transfer Agent interest thereon (from the due date to the date of payment) at a per annum rate equal to one percent (1.0%) plus the Prime Rate (that is, the base rate on corporate loans posted by large domestic banks) published by the New York edition of The Wall Street Journal (or, in the event such rate is not so published, a reasonably equivalent published rate selected by such Fund on the first day of publication during the month when such amount was due). Notwithstanding any other provision hereof, such interest rate shall be no greater than permitted under applicable provisions of Massachusetts law.

b.	The failure by a Fund to pay an invoice within 90 days after receipt of such invoice or the failure by such Fund to timely pay two consecutive invoices shall constitute a material breach by such Fund pursuant to Section 15.4(a) below. The Transfer Agent may terminate this Agreement with respect to such Fund for such material breach immediately and shall not be obligated to provide such Fund with 30 days to cure such breach.

6.6 Overtime Charges. Overtime charges will be assessed in the event of a late delivery to the Transfer Agent of Fund material for mailings to Shareholders, unless the mail date is rescheduled. Such material includes, but is not limited to, proxy statements, quarterly and annual reports and news releases.

6.7 Bank Accounts. The Customer acknowledges that the bank accounts maintained by CSS in connection with the services provided under this Agreement will be in the name of CSS. CSS agrees to provide the Customer with a monthly credit against fees due under this Agreement equal to (i) the average daily balance in such bank account attributable to the Customer, multiplied by (ii) an annual interest rate equal to the Federal Funds rate minus ten percent (10%). Banking fees incurred by CSS in connection with maintaining such accounts shall be payable from the 10% reduction in the Federal Funds rate referenced in the preceding sentence.

7.	Representations and Warranties of Transfer Agent.

7.1 Governance. The Trust Company is a federally chartered limited purpose national bank duly organized, validly existing and in good standing under the laws of the United States and CSS is a corporation validly existing and in good standing under the laws of the State of Delaware and each has full corporate power, authority and legal right to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by the Trust Company and CSS has been duly authorized by all necessary corporate action and constitutes the legal valid and binding obligation of the Trust Company and CSS enforceable against such parties in accordance with its terms.

7.2 Compliance. The execution, delivery and performance of the Agreement by each of the Trust Company and CSS will not violate, conflict with or result in the breach of any material term, condition or provision of, or require the consent of any other party to, (i) any existing law, ordinance, or governmental rule or regulation to which such party is subject, (ii) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to such party, or (iii) the incorporation documents or by-laws of , or any material agreement to which the Trust Company or CSS is a party.

7.3 Qualification. Each of the Trust Company and CSS are duly qualified to carry on its respective business in the Commonwealth of Massachusetts.

7.4 Ability to Perform. Each of the Trust Company and CSS has and will continue to have access to the necessary facilities, equipment and personnel to perform their respective duties and obligations under this Agreement.

8.	Computer Services

8.1 Data Access. Transfer Agent has developed a data access service that enables the Customer to access the Customer’s Shareholder records maintained on the Transfer Agent’s computer system through the Internet or remote access, as the case may be (the “Data Access Service”). The Customer wishes to use such Data Access Service subject to the terms and conditions set forth herein.

8.2 Procedures for Access. Access is accomplished by entering a unique Customer identification (“Customer ID(s)”) and passwords (“Password(s)”) assigned to the Customer by Transfer Agent. Each Customer ID and Password assigned to the Customer is for use only by the Customer. The Customer shall establish and maintain reasonable security and control over each Customer ID. After Transfer Agent assigns the Customer a Password, the Customer shall change the Password. The Password is within the Customer’s exclusive control after the necessary change. Customer agrees to notify Transfer Agent promptly if any employee of Customer granted access to the Data Access Service leaves the employ of the Customer, in order to enable Transfer Agent to terminate such employee’s access.

8.3 Proprietary Information. The Customer acknowledges that the databases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Customer by Transfer Agent as part of the Data Access Service to access Shareholder Data maintained by the Transfer Agent on data bases under the control and ownership of the Transfer Agent or other third party constitute copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”) of substantial value to the Transfer Agent or other third party. In no event shall Proprietary Information be deemed Shareholder Data. The Customer agrees to treat all Proprietary Information as proprietary to the Transfer Agent and further agrees that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder. Without limiting the foregoing, the Customer agrees for itself and its employees and agents:

a.	to refrain from copying or duplicating in any way the Proprietary Information, other than in the normal course of performing processing on computers of the Customer or its management;

b.	to refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform Transfer Agent in a timely manner of such fact and dispose of such information in accordance with Transfer Agent’s instructions;

c.	to refrain from causing or allowing the Proprietary Information from being retransmitted to any other computer facility or other location, except with the prior written consent of the Transfer Agent such consent not to be unreasonably withheld;

d.	that the Customer shall have access only to those authorized transactions agreed upon by the parties; and

e.	to honor all reasonable written requests made by Transfer Agent to protect at Transfer Agent’s expense the rights of Transfer Agent Proprietary Information at common law, under federal copyright law and under other federal or state law.

Notwithstanding the foregoing, Proprietary Information shall not include all or any portion of any of the foregoing items that: (i) are or become publicly available without breach of this Agreement; (ii) are released for general disclosure by a written release by the Transfer Agent; or (iii) are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement.

8.4 Content. If the Customer notifies the Transfer Agent that any part of the Data Access Service does not operate in material compliance with the user documentation provided by the Transfer Agent for such service, the Transfer Agent shall endeavor in a timely manner to correct such failure. Organizations from which the Transfer Agent may obtain certain data included in the services are solely responsible for the contents of such data and the Customer agrees to make no claim against the Transfer Agent arising out of the contents of such third party data, including, but not limited to, the accuracy thereof.

8.5 Transactions. If the transactions available to the Customer include the ability to originate electronic instructions to the Transfer Agent in order to (i) effect the transfer or movement of Shares or direct CSS to transfer cash or (ii) transmit Shareholder information or other information, then in such event the Transfer Agent shall be entitled to rely on the validity and authenticity of such instructions without undertaking any further inquiry as long as such instructions are undertaken in conformity with security procedures established by the Transfer Agent from time to time.

Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section 8.

9.	Representations and Warranties of Customer.

Each Fund represents and warrants to the Transfer Agent that:

9.1 Organizations. It is a Massachusetts business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

9.2 Governance. It is empowered under applicable laws and by its Declaration of Trust and By-Laws to enter into and perform this Agreement. All corporate proceedings required by said Declaration of Trust and By-Laws and applicable law have been taken to authorize it to enter into and perform this Agreement;

9.3 Investment Company Act. It is a closed-end investment management company registered under the Investment Company Act of 1940; and

9.4 Registration Statements. A registration statement under the Securities Act of 1933, as amended, is currently effective, and appropriate state securities law filings have been made, if required, with respect to all Shares of the Fund which have been offered for sale.

10.	Indemnification/Limitation of Liability.

10.1 Standard of Care. The Transfer Agent shall at all times act in good faith and agrees to use its best efforts within reasonable limits to insure the accuracy of all services performed under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors unless said errors are caused by its negligence, bad faith or willful misconduct or that of its employees, agents or subcontractors, as set forth and subject to the limitations set forth in Section 10.4 below.

10.2 Customer Indemnity. The Transfer Agent shall not be responsible for, and each Fund severally agrees to indemnify and hold the Transfer Agent harmless from and against, any and all losses, claims, damages, costs, charges, reasonable counsel fees and expenses, payments, expenses and liability insofar as the same may pertain to such Fund arising out of or attributable to:

a.	All actions of the Transfer Agent or its agents or subcontractors required to be taken pursuant to this Agreement provided such actions are taken in good faith and without negligence or willful misconduct;

b.	Such Fund’s lack of good faith, negligence or willful misconduct or the breach of any representation or warranty of such Fund hereunder;

c.	The reliance or use by the Transfer Agent or its agents or subcontractors of information, records and documents which have been prepared and/or maintained by each Fund or any other person or firm on behalf of the Customer. Such other person or firm shall include any former transfer agent or former registrar, or co-transfer agent or co-registrar or any current registrar where the Transfer Agent is not the current registrar; and

d.	The negotiation and processing of all checks tendered to the Transfer Agent for the purchase of Shares, provided that the Transfer Agent has conformed to the standard of care set forth in Section 10.1.

10.3 Instructions. At any time the Transfer Agent may apply to any officer of a Fund for instruction, and with the consent of such Fund, may consult with legal counsel for such Fund with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement, and Transfer Agent and its agents and subcontractors shall not be liable and shall be indemnified by such Fund for any action taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel, provided that the Transfer Agent has conformed to the standard of care set forth in Section 10.1. Provided that the Transfer Agent has conformed to the standard of care set forth in Section 10.1, the Transfer Agent, its agents and subcontractors shall be protected and indemnified in acting upon any paper or document reasonably believed to be genuine and to have been signed by an Authorized Person, or upon any instruction, information, data, records or documents provided by an Authorized Person to the Transfer Agent or its agents or subcontractors by telephone, in person, machine readable input, telex, CRT data entry or similar means authorized by each Fund, and shall not be held to have notice of any change of authority of any Authorized Person, until receipt of written notice thereof from a Fund. Provided that the Transfer Agent has conformed to the standard of care set forth in Section 10.1, the Transfer Agent, its agents and subcontractors shall also be protected and indemnified in recognizing stock certificates which are reasonably believed to bear the proper manual or facsimile signatures of officers of a Fund, and the proper countersignature of any former transfer agent or former registrar, or of a co-transfer agent or co-registrar.

10.4 Transfer Agent Indemnification/Limitation of Liability. Transfer Agent shall be responsible for and shall indemnify and hold the Customer harmless from and against any and all losses, claims, damages, costs, charges, reasonable counsel fees and expenses, payments, expenses and liability arising out of or attributable to Transfer Agent’s refusal or failure to comply with the terms of this Agreement, or which arise out of Transfer Agent’s negligence, bad faith, or willful misconduct or which arise out of the breach of any representation or warranty of Transfer Agent hereunder; provided, however, that Transfer Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, four times the amounts paid hereunder by the Customer to Transfer Agent as fees and charges, but not including reimbursable expenses, during the twelve (12) months immediately preceding the event for which recovery from the Transfer Agent is being sought; provided, however, that if such event occurs within the first twelve (12) months of the date first written above, then such aggregate liability of the Transfer Agent shall not exceed $1,000,000.00.

10.5 Notice. In order that the indemnification provisions contained in this Section shall apply, upon the assertion of a claim for which one party may be required to indemnify the other, the party seeking indemnification (“Indemnified Party”) shall promptly notify the other party (“Indemnifying Party”) in writing of such assertion and afford the Indemnifying Party the opportunity to assume the defense, at the Indemnifying Party’s sole expense, with counsel reasonably satisfactory to the parties, and approve any compromise, settlement, litigation or other resolution or other disposition of such claim (collectively, a “Settlement”), and shall keep the Indemnified Party advised with respect to all developments concerning such claim or Settlement; provided, however, that no Settlement which admits to any liability or wrong-doing on the part of an Indemnified Party shall be entered into without the prior written consent of such Indemnified Party, such consent not to be unreasonably withheld or delayed. If the Indemnifying Party shall not have elected to assume the defense of any matter within thirty (30) days after receiving written notice thereof from the Indemnified Party, the Indemnifying Party shall be deemed to have waived any right it might otherwise have to assume such defense. The Indemnified Party shall in no case confess any claim or make any compromise in any case in which the Indemnifying Party may be required to indemnify it except with the Indemnifying Party’s prior written consent.

11.	Damages.

No party shall be liable for any incidental, indirect, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement even if apprised of the possibility of such damages.

12.	Responsibilities of the Transfer Agent.

12.1 The Customer agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Transfer Agent for the carrying out, or performing by the Transfer Agent of the provisions of this Agreement.

12.2 No provision of this Agreement shall require the Transfer Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if it shall believe in good faith that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

12.3 The Transfer Agent shall promptly send to the Customer annually its most recent SAS 70 Report, addressing the stock transfer area.

12.4 The Transfer Agent shall provide the Customer with an annual certification that the Transfer Agent has performed its transfer agency functions in compliance with the applicable terms of the prospectus of each Fund.

13.	Covenants of the Customer and Transfer Agent.

13.1 Notification. Each Fund shall notify Transfer Agent as soon as possible (a) in advance of any stock split, stock dividend or similar event which may affect the Shares of such Fund, (b) any circumstance which results in such Fund’s representations and warranties in Section 9.4 of this Agreement no longer being true and correct, and (c) of any bankruptcy, insolvency, moratorium or other proceeding regarding such Fund affecting the enforcement of creditors’ rights. Notwithstanding any other provision of the Agreement to the contrary, Transfer Agent will have no obligation to perform any services under the Agreement to a Fund subsequent to the commencement of any bankruptcy, insolvency, moratorium or other proceeding regarding such Fund affecting the enforcement of creditor’ rights unless Transfer Agent receives assurance satisfactory to it that it will receive full payment for such services.

13.2 Business Continuity Planning. The Transfer Agent will continue to maintain appropriate business continuity and disaster recovery plans reasonably designed to safeguard from loss or damage attributable to terrorism or related threats to security, fire, flood, theft or any other reasonably anticipated cause, the records and other data and property of the Customer and the Transfer Agent's records, data, equipment, facilities, and other property used in the performance of its obligations under the Agreement in accordance with the standard of the financial services industry, and Transfer Agent shall modify such plans from time to time to reflect changes in such industry standards.

13.3 Maintenance of Insurance Coverage. The Transfer Agent currently maintains and shall continue to maintain throughout the Initial Term and any Renewal Term of this Agreement the insurance coverages and levels as follows:

•	Fidelity Bond equivalent to Crime Policy and Electronic & Computer Crime Policy, including coverage for Lost Securities on Premises of at least $10,000,000;

•	Errors and Omissions equivalent to Professional Indemnity Policy coverage of at least $5,000,000; and

•	Mail and Transit Insurance of at least $100,000.

14.	Confidentiality.

14.1 Covenant. The Transfer Agent and the Customer agree that they will not, at any time during the term of this Agreement or after its termination, reveal, divulge, or make known to any person, firm, corporation or other business organization, any customer lists, trade secrets, cost figures and projections, profit figures and projections, or any other secret or confidential information whatsoever, whether of the Transfer Agent or of the Customer, used or gained by the Transfer Agent or the Customer during performance under this Agreement. The Customer and the Transfer Agent further covenant and agree to retain all such knowledge and information acquired during and after the term of this Agreement respecting such lists, trade secrets, or any secret or confidential information whatsoever in trust for the sole benefit of the Transfer Agent or the Customer and their successors and assigns. The above prohibition of disclosure shall not apply to the extent that the Transfer Agent must disclose such data to its sub-contractor or agent for purposes of providing services under this Agreement.

14.2 Shareholder Information.

a. The Transfer Agent acknowledges and agrees that, solely to the extent necessary to permit it to perform its obligations pursuant to this Agreement, the Customer may provide to the Transfer Agent or Transfer Agent may have access to Nonpublic Personal Information, as such term is defined in Section 509 of the Gramm-Leach-Bliley

Act of 1999 and regulations promulgated thereunder (“GLB Act”), and information and data derived therefrom (collectively, “Shareholder NPI”), concerning Shareholders. Transfer Agent agrees to take all steps necessary to comply with Securities and Exchange Commission’s Regulation S-P and similar regulations adopted by other federal or state regulatory or legal authorities protecting the privacy of Nonpublic Personal Information, to the extent applicable. The Transfer Agent further acknowledges and agrees that it shall have the right to use Shareholder NPI solely to the extent necessary to fulfill and perform its obligations under this Agreement; and the Transfer Agent will be permitted to disclose relevant aspects of the Shareholder NPI to its officers, affiliates, agents, subcontractors and employees to the extent that such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement and such disclosure is not prohibited by the GLB Act or any other obligation of confidentiality hereunder. The Transfer Agent agrees to (i) establish and maintain appropriate written policies, procedures and controls that address the administrative, technical and administrative safeguards necessary to ensure the security and confidentiality of Shareholder NPI; (ii) to protect against any anticipated threats or hazards to the security and integrity of such information; and (iii) to protect against unauthorized access to or use of such information (collectively, the “Safeguards”). The term “Safeguards” shall also require the proper destruction of Shareholder NPI (if such destruction is required hereunder and does not interfere with any records retention requirements) so that the information contained therein cannot be practicably read or reconstructed. The Transfer Agent further agrees to require any third-party service provider utilized by the Transfer Agent in accordance with the terms of this Agreement and any agent to whom Transfer Agent has disclosed or will disclose Shareholder NPI in accordance with the terms of this Agreement to also agree in writing to establish and maintain the Safeguards to the same or similar extent required of the Transfer Agent. Upon the Customer’s reasonable request, the Transfer Agent shall promptly provide audit reports, written test results concerning the Safeguards and such other information as the Customer may reasonably request. If the Customer reasonably determines that additional monitoring of the Transfer Agent’s Safeguards is appropriate, Customer may upon reasonable notice conduct an audit of the Transfer Agent to determine whether the Transfer Agent is satisfying its obligations regarding the Safeguards; provided, however, that such audit shall be at Customer’s expense and in accordance with the Transfer Agent’s fee schedule in effect for audits at that time.

b. The Transfer Agent will promptly notify the Customer in the event of any unauthorized access to or use of any Shareholder NPI or Shareholder Data, the extent of any such intrusion and how the Customer or Shareholders were affected. Such notification shall be issued promptly and in no event later than forty-eight (48) hours after the Transfer Agent becomes aware of such unauthorized access or use. The Transfer Agent shall reasonably cooperate with the Customer in investigating and responding to each security breach.

14.3 Request for Records. In the event that any requests or demands are made for the inspection of the Shareholder records of the Customer, other than the request for records of Shareholders pursuant to standard subpoenas from state or federal government authorities (e.g., in divorce and criminal actions) which do not name any of the Funds, Massachusetts Financial Services Company, MFS Fund Distributors, Inc. or

MFS Service Center, Inc., the Transfer Agent will promptly notify the Customer and attempt to secure instructions from an authorized officer of the Customer as to such inspection, and the Customer shall promptly (i) provide the Transfer Agent with such instructions or (ii) inform the Transfer Agent that the Customer or the MFS entities referenced above will respond directly to such request or demand. The Transfer Agent expressly reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by counsel that it may be held liable for the failure to exhibit the Shareholder records to such person or if required by law or court order.

15.	Term and Termination.

15.1 Term. The Initial Term of this Agreement shall be three (3) years from the date first stated above unless terminated pursuant to the provisions of this Section 15. Unless a terminating party gives written notice to the other party not less than sixty (60) days before the expiration of the Initial Term or any Renewal Term of this Agreement will renew automatically for successive one-year periods (each such successive one-year period, a “Renewal Term”).

15.2 Early Termination. Notwithstanding anything contained in this Agreement to the contrary, should any Fund desire to move any of its services provided by the Transfer Agent hereunder to a successor service provider prior to the expiration of the then current Initial or Renewal Term, or without the required notice period, the Transfer Agent shall make a good faith effort to facilitate the conversion on such prior date, however, there can be no guarantee that the Transfer Agent will be able to facilitate a conversion of services on such prior date. In connection with the foregoing, should services be converted to a successor service provider, or if a Fund is liquidated or its assets merged or purchased or the like with another entity which does not utilize the services of the Transfer Agent, the fees payable to the Transfer Agent shall be calculated as if the services had remained with the Transfer Agent until the expiration of the then current Initial or Renewal Term and calculated at existing rates on the date notice of termination was given to the Transfer Agent, and the payment of fees to the Transfer Agent as set forth herein shall be accelerated to the date prior to the conversion or termination of services. Section 15.2 shall not apply if the Transfer Agent is terminated for cause under Section 15.4(a) of this Agreement.

15.3 Expiration of Term. After the expiration of the Initial Term or Renewal Term whichever currently is in effect, should either party exercise its right to terminate, all reasonable out-of-pocket expenses associated with the movement of records and material related to a Fund will be borne by such Fund. Additionally, the Transfer Agent will charge a de-conversion/transition fee in an amount equal to 10% of the aggregate fees incurred by a Fund during the immediately preceding twelve (12) month period, provided, however, such fee shall in no event be less than three thousand, seven hundred and fifty ($3,750.00) dollars.

15.4 Termination.

This Agreement may be terminated in accordance with the following:

a.	at any time by (i) any party upon a material breach of a representation, covenant or term of this Agreement by any unaffiliated counterparty to this Agreement which is not cured within a period not to exceed thirty (30) calendar days after the date of written notice thereof by the non-breaching party, or (ii) any Fund if at any time the Transfer Agent fails to meet 90% of the performance standards set forth on Schedule A for more than 3 consecutive months; and

b.	by any party, at any time, in the event that during the term of this Agreement, a bankruptcy or insolvency proceeding is filed by or against any unaffiliated counterparty to this Agreement or a trustee or receiver is appointed for any substantial part of such unaffiliated counterparty’s property (and in a case of involuntary bankruptcy, insolvency or receivership proceeding, there is entered an order for relief, or order appointing a receiver or some similar order or decree and such unaffiliated counterparty does not succeed in having such order lifted or stayed within ninety (90) days from the date of its entry), or any unaffiliated counterparty makes an assignment of all or substantially all of its property for the benefit of creditors or ceases to conduct its operations in the normal course or business.

16.	Assignment.

16.1 Consent. Except as otherwise provided in Section 16.2 below, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by any party without the prior written consent of all other parties to this Agreement.

16.2 Affiliates. The Trust Company may, without further consent of the Customer assign its rights and obligations hereunto to any affiliated transfer agent registered under Section 17A(c)(2) of the Exchange Act; provided, however, that the Trust Company shall be as fully responsible to the Customer for the acts and omissions of any affiliated transfer agent as it is for its own acts and omissions.

16.3 Sub-contractors. Transfer Agent may, without further consent on the part of Customer, subcontract with subcontractors for telephone and mailing services as may be required from time to time; provided, however, that the Transfer Agent shall be as fully responsible to the Customer for the acts and omissions of any subcontractor as it is for its own acts and omissions.

17.	Unaffiliated Third Parties.

Nothing herein shall impose any duty upon the Transfer Agent in connection with or make the Transfer Agent liable for the actions or omissions to act of unaffiliated third parties such as, by way of example and not limitation, airborne services, the U.S. mails and telecommunication companies, provided, if the Transfer Agent selected such company, the Transfer Agent shall have exercised due care in selecting the same; provided, however, that this Section 17 shall not pertain to those subcontractors retained by the Transfer Agent in accordance with Section 16.3 of this Agreement.

18.	Miscellaneous

18.1 Notices. Any notice or communication by the Transfer Agent or the Customer to the other is duly given if in writing and delivered in person or mailed by first class mail, postage prepaid, telex, telecopier or overnight air courier guaranteeing next day delivery, to the other’s address:

If to the Customer:

to each Fund identified on Exhibit A hereto

c/o MFS Investment Management

500 Boylston Street

Boston, MA 02116

Attn: General Counsel

If to the Transfer Agent:

Computershare Trust Company, N.A.

c/o Computershare Shareholder Services, Inc.

250 Royall Street

Canton, MA 02021

Telecopy No.: (781) 575-4210

Attn: General Counsel

18.2 Successors. All the covenants and provisions of this agreement by or for the benefit of the Customer or the Transfer Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

18.3 Amendments. This Agreement may be amended or modified by a written amendment executed by the parties hereto.

18.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provision, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

18.5 Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts.

18.6 Force Majeure. In the event any party is unable to perform its obligations under the terms of this Agreement because of acts of God, war, acts of terrorism, civil unrest, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond such party’s control, such party shall not be liable for damages to the other resulting from such failure to perform.

18.7 Third Party Beneficiaries. The provisions of this Agreement are intended to benefit only the Transfer Agent, the Customer and their respective permitted successors and assigns. No rights shall be granted to any other person by virtue of this agreement, and there are no third party beneficiaries hereof.

18.8 Survival. All provisions regarding indemnification, liability and limits thereon, and confidentiality and protection of proprietary rights and trade secrets shall survive the termination of this Agreement.

18.9 Waiver. No waiver by any party of any breach or default of any of the covenants or conditions herein contained and performed by the other party shall be construed as a waiver of any succeeding breach of the same or of any other covenant or condition.

18.10 Merger of Agreement. This agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof, whether oral or written.

18.11 Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

18.12 Limitation of Liability. A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Agreement has been executed on behalf of each Fund by an officer of such Fund as an officer of such Fund and not individually. The Transfer Agent acknowledges that the obligations under or arising out of this Agreement are not binding upon any of the Funds’ trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of such Fund.

18.13 Priorities. In the event of any conflict, discrepancy, or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by one of its officers thereunto duly authorized, all as of the date first written above.

On behalf of each of the Funds identified on Exhibit A attached hereto

By:	/s/ MARIA F. DWYER
Name:	Maria F. Dwyer
Title:	President
Authorized representative and not individually

Computershare Shareholder Services, Inc.
Computershare Trust Company, N.A.

On Behalf of both Entities

By:	/s/ DENNIS V. MOCCIA
Name:	Dennis V. Moccia
Title:	Managing Director
Authorized representative and not individually

EXHIBIT A

MFS Charter Income Trust

MFS Government Markets Income Trust

MFS Intermediate Income Trust

MFS Multimarket Income Trust

MFS Municipal Income Trust

MFS Special Value Trust

SCHEDULE A

PERFORMANCE TARGETS

The Transfer Agent shall endeavor to meet the performance targets listed below.

Shareholder inquiries

•	Average speed of answer not to exceed 30 seconds

•	Calls abandoned in CSR queue not to exceed 2%

•	95% of routine SEC correspondence responded to within 5 days

•	95% of non-routine correspondence responded to within 10 days

•	95% of emails answered within 48 hours of receipt

Share transfer items

•	95% of routine (non-legal) items processed within 72 hours

•	95% of non-routine (legal) items processed within five days

•	100% stops for lost certificates placed within 24 hours

Dividend/DRP services

•	Dividend reinvestment statements mailed within 5 business days of final allocation date

•	Dividend checks mailed within 3 business days of payable date

•	Replace dividend checks and duplicate reinvestment statements mailed within 3 business days of request

Reconciliation of Bank Accounts

•	Daily reconciliation of DDA’s assumed by Computershare as tracked by monthly aging reports

•	Discrepancies will be resolved within 90 days

•	report of reconciliation adjustments are delivered on a monthly basis

Report delivery

•	Standard monthly reports delivered by the 10th business day of the following month

•	Other reports delivered in accordance with mutually agreed upon schedule

Internet Availability

•

Internet available 96% of the time each month, excluding planned outages for periodic maintenance, upgrades or other related tasks which are communicated to the Customer at least 24 hours in advance of such outage.

Performance Measurements

1.	Performance will be measured on a monthly basis.

2.	On a monthly basis the Transfer Agent will have the opportunity to review any missed performance targets with the Customer and if it is determined by the Customer that the reason for the failure was outside the control of the Transfer Agent, the Customer will not consider that target missed for the given month.

3.	The Customer shall be entitled to a percentage credit of monthly fees when the Transfer Agent fails to meet 90% of the performance measurements outlined above for a continuous period greater than one month as detailed below.

4.	Performance credits will be applied against the Transfer Agent’s monthly administrative fees in the form of fee reduction applied against the next month’s invoice or refund at the end of contract term if the contract is terminated.

Number of continuous months in which 90% of the performance standards outlined above have not been met	Percentage credit of monthly fees
1	0%
2	5%
3	8%